.
                                                                               .









TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the periods ended
September 30, 2008

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of September 30, 2008 and March 31, 2008
--------------------------------------------------------------------------------

                                     ASSETS
                                     ------


                                                                                                        U.S. dollars
                                                                 Yen in millions                        in millions
                                              ---------------------------------------------------  ----------------------
                                                    September 30,                March 31,             September 30,
                                                        2008                       2008                    2008
                                              -------------------------  ------------------------  ----------------------

Assets
    Current assets:
      Cash and cash equivalents                   (Y)  1,850,614               (Y)  1,628,547           $      17,868
      Time deposits                                       50,734                      134,773                     490
      Marketable securities                              683,124                      542,210                   6,596
      Trade accounts and notes receivable,
         less allowance for doubtful accounts          1,716,413                    2,040,233                  16,572
      Finance receivables, net                         4,423,048                    4,301,142                  42,706
      Other receivables                                  484,496                      523,533                   4,678
      Inventories                                      1,961,300                    1,825,716                  18,937
      Deferred income taxes                              656,825                      563,220                   6,342
      Prepaid expenses and other current
         assets                                          595,631                      526,853                   5,751
                                              ------------------------   ------------------------  ------------------------
        Total current assets                          12,422,185                   12,086,227                 119,940
                                              ------------------------   ------------------------  ------------------------
 Noncurrent finance receivables, net                   6,446,092                    5,974,756                  62,239
 Investments and other assets:
      Marketable securities and other
         securities investments                        3,053,879                    3,429,238                  29,486
      Affiliated companies                             2,070,931                    2,098,556                  19,995
      Employees receivables                               69,796                       70,776                     674
      Other                                              903,048                      986,765                   8,719
                                              ------------------------   ------------------------  ------------------------
      Total investments and other assets               6,097,654                    6,585,335                  58,874
                                              ------------------------   ------------------------  ------------------------
    Property, plant and equipment:
      Land                                             1,272,259                    1,262,034                  12,284
      Buildings                                        3,650,177                    3,580,607                  35,244
      Machinery and equipment                          9,462,285                    9,270,650                  91,361
      Vehicles and equipment on operating
         leases                                        3,085,350                    2,922,325                  29,790
      Construction in progress                           335,584                      360,620                   3,240
                                              ------------------------   ------------------------  ------------------------
      Subtotal                                        17,805,655                   17,396,236                 171,919
                                              ------------------------   ------------------------  ------------------------
      Less - Accumulated depreciation                 (9,872,954)                  (9,584,234)                (95,326)
                                              ------------------------   ------------------------  ------------------------
      Total property, plant and equipment              7,932,701                    7,812,002                  76,593
                                              ------------------------   ------------------------  ------------------------
    Total assets                                  (Y) 32,898,632             (Y)   32,458,320           $     317,646
                                              ========================   ========================  ========================



The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of September 30, 2008 and March 31, 2008
--------------------------------------------------------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

                                                                                                         U.S. dollars
                                                              Yen in millions                            in millions
                                              ---------------------------------------------------  -----------------------
                                                    September 30,              March 31,                September 30,
                                                        2008                     2008                        2008
                                              ------------------------   ------------------------  -----------------------

Liabilities
   Current liabilities:
     Short-term borrowings                         (Y)  4,288,838            (Y)  3,552,721             $      41,410
     Current portion of long-term debt                  2,585,276                 2,675,431                    24,962
     Accounts payable                                   2,019,430                 2,212,773                    19,498
     Other payables                                       751,839                   806,514                     7,259
     Accrued expenses                                   1,709,537                 1,606,964                    16,506
     Income taxes payable                                 297,227                   305,592                     2,870
     Other current liabilities                            827,390                   780,747                     7,988
                                              ------------------------  -------------------------  -----------------------
     Total current liabilities                         12,479,537                11,940,742                   120,493
                                              ------------------------  -------------------------  -----------------------
   Long-term liabilities:
     Long-term debt                                     5,923,954                 5,981,931                    57,198
     Accrued pension and severance costs                  612,434                   632,297                     5,913
     Deferred income taxes                              1,064,450                 1,099,006                    10,278
     Other long-term liabilities                          238,362                   278,150                     2,301
                                              ------------------------  -------------------------  -----------------------
     Total long-term liabilities                        7,839,200                 7,991,384                    75,690
                                              ------------------------  -------------------------  -----------------------
   Total liabilities                                   20,318,737                19,932,126                   196,183
                                              ------------------------  -------------------------  -----------------------
Minority interest in consolidated
   subsidiaries                                           652,903                   656,667                     6,304
Shareholders' equity
   Common stock, no par value,                            397,050                   397,050                     3,834
     authorized: 10,000,000,000 shares
     as of September 30, 2008 and March 31,
     2008
     issued: 3,447,997,492 shares
     as of September 30, 2008 and March 31,
     2008
   Additional paid-in capital                             499,057                   497,569                     4,819
   Retained earnings                                   12,665,823                12,408,550                   122,292
   Accumulated other comprehensive loss                  (372,664)                 (241,205)                   (3,598)
   Treasury stock, at cost,                            (1,262,274)               (1,192,437)                  (12,188)
     312,681,436 shares as of September 30,
     2008 and 298,717,640 shares as of
     March 31, 2008
                                              ------------------------  -------------------------  -----------------------
   Total shareholders' equity                          11,926,992                11,869,527                   115,159
                                              ------------------------  -------------------------  -----------------------
Commitments and contingencies
                                              ------------------------  -------------------------  -----------------------
Total liabilities and shareholders'equity          (Y) 32,898,632            (Y) 32,458,320             $     317,646
                                              ========================  =========================  =======================



The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statement of Income
For the first half ended September 30, 2008
--------------------------------------------------------------------------------

                                                                            U.S. dollars
                                                    Yen in millions         in millions
                                                  --------------------  --------------------
                                                     For the first         For the first
                                                       half ended            half ended
                                                   September 30, 2008    September 30, 2008
                                                  --------------------  --------------------
Net revenues:
   Sales of products                                (Y)   11,463,710      $        110,686
   Financing operations                                      726,695                 7,016
                                                  --------------------  --------------------
   Total net revenues                                     12,190,405               117,702
                                                  --------------------  --------------------
Costs and expenses:
   Cost of products sold                                   9,903,833                95,624
   Cost of financing operations                              431,367                 4,165
   Selling, general and administrative                     1,273,137                12,293
                                                  --------------------  --------------------
   Total costs and expenses                               11,608,337               112,082
                                                  --------------------  --------------------
Operating income                                             582,068                 5,620
                                                  --------------------  --------------------
Other income (expense):
   Interest and dividend income                               78,410                   757
   Interest expense                                          (26,826)                 (259)
   Foreign exchange gain, net                                 32,441                   313
   Other loss, net                                           (29,606)                 (286)
                                                  --------------------  --------------------
   Total other income (expense)                               54,419                   525
                                                  --------------------  --------------------
Income before income taxes, minority interest
    and equity in earnings of affiliated
    companies
                                                             636,487                 6,145
                                                  --------------------  --------------------
Provision for income taxes                                   258,855                 2,499
                                                  --------------------  --------------------
Income before minority interest and equity in
    earnings of affiliated companies                         377,632                 3,646
                                                  --------------------  --------------------
Minority interest in consolidated subsidiaries               (28,301)                 (273)
Equity in earnings of affiliated companies                   144,138                 1,392
                                                  --------------------  --------------------
Net income                                          (Y)      493,469      $          4,765
                                                  ====================  ====================


                                                           Yen              U.S. dollars
                                                  --------------------  --------------------
Net income per share
   Basic                                            (Y)       156.92      $           1.52
                                                  ====================  ====================
   Diluted                                          (Y)       156.90      $           1.51
                                                  ====================  ====================



The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statement of Income
For the second quarter ended September 30, 2008
--------------------------------------------------------------------------------

                                                                           U.S. dollars
                                                     Yen in millions       in millions
                                                  --------------------  ------------------
                                                     For the second       For the second
                                                     quarter ended        quarter ended
                                                   September 30, 2008   September 30, 2008
                                                  --------------------  ------------------
Net revenues:
   Sales of products                              (Y)     5,604,867     $         54,117
   Financing operations                                     370,408                3,576
                                                  --------------------  ------------------
   Total net revenues                                     5,975,275               57,693
                                                  --------------------  ------------------
Costs and expenses:
   Cost of products sold                                  4,914,066               47,447
   Cost of financing operations                             247,051                2,385
   Selling, general and administrative                      644,681                6,225
                                                  --------------------  ------------------
   Total costs and expenses                               5,805,798               56,057
                                                  --------------------  ------------------
Operating income                                            169,477                1,636
                                                  --------------------  ------------------
Other income (expense):
   Interest and dividend income                              36,498                  352
   Interest expense                                         (12,473)                (120)
   Foreign exchange gain, net                                18,456                  178
   Other loss, net                                          (28,525)                (275)
                                                  --------------------  ------------------
   Total other income (expense)                              13,956                  135
                                                  --------------------  ------------------
Income before income taxes, minority interest
    and equity in earnings of affiliated
    companies
                                                            183,433                1,771
                                                  --------------------  ------------------
Provision for income taxes                                   84,189                  813
                                                  --------------------  ------------------
Income before minority interest and equity in
    earnings of affiliated companies                         99,244                  958
                                                  --------------------  ------------------
Minority interest in consolidated subsidiaries               (8,508)                 (82)
Equity in earnings of affiliated companies                   49,074                  474
                                                  --------------------  ------------------
Net income                                        (Y)       139,810     $          1,350
                                                  ====================  ==================


                                                           Yen             U.S. dollars
                                                  --------------------  ------------------
Net income per share
   Basic                                          (Y)         44.53     $           0.43
                                                  ====================  ==================
   Diluted                                        (Y)         44.52     $           0.43
                                                  ====================  ==================


The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Condensed Consolidated Statement of Cash Flows
For the first half ended September 30, 2008
--------------------------------------------------------------------------------

                                                                                              U.S. dollars
                                                                    Yen in millions           in millions
                                                                 ----------------------   --------------------
                                                                     For the first           For the first
                                                                       half ended              half ended
                                                                   September 30, 2008      September 30, 2008
                                                                 ----------------------   --------------------
Cash flows from operating activities:
  Net income                                                        (Y)     493,469          $         4,765
  Adjustments to reconcile net income to net cash provided
    by operating activities
     Depreciation                                                           741,800                    7,162
     Provision for doubtful accounts and credit losses                       92,300                      891
     Pension and severance costs, less payments                             (18,646)                    (180)
     Losses on disposal of fixed assets                                      23,163                      224
     Unrealized losses on available-for-sale securities, net                 20,190                      195
     Deferred income taxes                                                  (55,351)                    (534)
     Minority interest in consolidated subsidiaries                          28,301                      273
     Equity in earnings of affiliated companies                            (144,138)                  (1,392)
     Changes in operating assets and liabilities, and other                 332,688                    3,212
                                                                 ------------------------   --------------------
  Net cash provided by operating activities                               1,513,776                   14,616
                                                                 ------------------------   --------------------
Cash flows from investing activities:
  Additions to finance receivables                                       (4,509,417)                 (43,540)
  Collection of and proceeds from sales of finance receivables            3,872,757                   37,393
  Additions to fixed assets excluding equipment leased to others           (701,867)                  (6,777)
  Additions to equipment leased to others                                  (636,947)                  (6,150)
  Proceeds from sales of fixed assets excluding equipment
    leased to others                                                         27,722                      268
  Proceeds from sales of equipment leased to others                         193,748                    1,871
  Purchases of marketable securities and security investments              (361,976)                  (3,495)
  Proceeds from sales of and maturity of marketable securities
    and security investments                                                502,991                    4,856
  Payment for additional investments in affiliated companies,
    net of cash acquired                                                        (45)                       0
  Changes in investments and other assets, and other                        115,586                    1,116
                                                                 ------------------------   --------------------
  Net cash used in investing activities                                  (1,497,448)                 (14,458)
                                                                 ------------------------   --------------------
Cash flows from financing activities:
  Purchase of common stock                                                  (69,835)                    (674)
  Proceeds from issuance of long-term debt                                1,204,650                   11,631
  Payments of long-term debt                                             (1,468,592)                 (14,179)
  Increase in short-term borrowings                                         768,517                    7,420
  Dividends paid                                                           (236,196)                  (2,281)
                                                                 ------------------------   --------------------
  Net cash provided by financing activities                                 198,544                    1,917
                                                                 ------------------------   --------------------
Effect of exchange rate changes on cash and cash equivalents                  7,195                       69
                                                                 ------------------------   --------------------
Net increase in cash and cash equivalents                                   222,067                    2,144
                                                                 ------------------------   --------------------
Cash and cash equivalents at beginning of period                          1,628,547                   15,724
                                                                 ------------------------   --------------------
Cash and cash equivalents at end of period                          (Y)   1,850,614          $        17,868
                                                                 ========================   ====================


The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------------------------------
1.  Basis of preparation:

    The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of and for the periods ended September 30, 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America and on substantially the same basis as its annual consolidated financial statements except for certain disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2008. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for those periods and the financial condition at that date. The consolidated results for the six-month and three-month periods are not necessarily indicative of results to be expected for the full year.

    Reclassifications -
    Certain prior year amounts have been reclassified to conform to the presentations as of September 30, 2008, and for the six months and the three months ended September 30, 2008.

2.  Accounting changes:

    In September 2006, the Financial Accounting Standard Board ("FASB") issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The parent company and its consolidated subsidiaries ("Toyota") adopted FAS 157 from the fiscal year begun after November 15, 2007. The adoption of FAS 157 did not have material impact on Toyota's consolidated financial statements.

    In September 2006, FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. Toyota adopted this provision in FAS 158 regarding a measurement date from the fiscal year ending after December 15, 2008. The adoption of this provision in FAS 158 did not have material impact on Toyota's consolidated financial statements.

    In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. Toyota adopted FAS 159 from the fiscal year begun after November 15, 2007. Because Toyota did not elect the fair value option for the first half ended September 30, 2008, the adoption of FAS 159 did not have material impact on Toyota's consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------------------------------
3. Accounting procedures specific to quarterly consolidated financial statements:

    Provision for income taxes

    The provision for income taxes is computed by multiplying income before income taxes, minority interest and equity in earnings of affiliated companies for the first half by estimated effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated effective tax rates.

4.  U.S. dollar amounts:

    U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of
    (Y)103.57 = U.S. $1, the approximate current exchange rate at September 30, 2008, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the periods ended September 30, 2008.

5.  Contingencies :

    Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2008 is
    (Y)1,520,790 million ($14,684 million). Liabilities for guarantee totaling (Y)4,167 million ($40 million) have been provided as of September 30, 2008. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

    Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class action lawsuits on behalf of all purchasers of new motor vehicles in the United States. The

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------------------------------

    complaints allege that the defendants violated the Sherman Antitrust Act by conspiring to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints seek injunctions against the alleged antitrust violations and treble damages in an unspecified amount. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs. The settlement agreement is pending the approval of the court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions in the court and all related actions will be closed.

    Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

    The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
-----------------------------------------------------------------------------
6.  Segment data:

    The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

    The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

    The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination for the second quarter and the first half ended September 30, 2008.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
        Segment operating results -
        For the second quarter ended September 30, 2008:

                                                             Yen in millions
                           ------------------------------------------------------------------------------------
                                              Financial                        Inter-segment
                            Automotive        Services          All Other       Elimination      Consolidated
                           ---------------  ---------------   --------------  ---------------   ---------------
Net revenues
 Sales to external
   customers               (Y)   5,436,077  (Y)     370,408   (Y)    168,790  (Y)         --    (Y)   5,975,275

 Inter-segment sales
  and transfers                      3,726            4,157          145,442         (153,325)               --
                           ---------------  ---------------   --------------  ---------------   ---------------
     Total                       5,439,803          374,565          314,232         (153,325)        5,975,275
 Operating expenses              5,306,210          346,441          305,395         (152,248)        5,805,798
                           ---------------  ---------------   --------------  ---------------   ---------------
 Operating income          (Y)     133,593  (Y)      28,124  (Y)       8,837  (Y)      (1,077)  (Y)     169,477
                           ===============  ===============  ===============  ===============   ===============


                                                         U.S. dollars in millions
                           ------------------------------------------------------------------------------------
                                              Financial                        Inter-segment
                            Automotive        Services          All Other       Elimination      Consolidated
                           ---------------  ---------------   --------------  ---------------   ---------------
Net revenues
 Sales to external
   customers               $        52,487  $         3,577   $        1,629  $            --   $        57,693

 Inter-segment sales
   and transfers                        36               40            1,404           (1,480)               --
                           ---------------  ---------------   --------------  ---------------   ---------------
     Total                          52,523            3,617            3,033           (1,480)           57,693
 Operating expenses                 51,233            3,345            2,949           (1,470)           56,057
                           ---------------  ---------------   --------------  ---------------   ---------------
 Operating income          $         1,290  $           272   $           84  $           (10)  $         1,636
                           ===============  ===============   ==============  ===============   ===============

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
        For the first half ended September 30, 2008:

                                                             Yen in millions
                           ------------------------------------------------------------------------------------
                                              Financial                        Inter-segment
                            Automotive        Services          All Other       Elimination      Consolidated
                           ---------------  ---------------   --------------  ---------------   ---------------
Net revenues
 Sales to external
   customers               (Y) 11,151,818   (Y)    726,695    (Y)   311,892   (Y)         --    (Y) 12,190,405

 Inter-segment sales
  and transfers                     8,932           11,043          290,506         (310,481)               --
                           ---------------  ---------------   --------------  ---------------   ---------------
     Total                     11,160,750          737,738          602,398         (310,481)       12,190,405
 Operating expenses            10,694,812          630,480          590,599         (307,554)       11,608,337
                           ---------------  ---------------   --------------  ---------------   ---------------
 Operating income          (Y)    465,938   (Y)    107,258    (Y)    11,799   (Y)     (2,927)   (Y)    582,068
                           ===============  ===============   ==============  ===============   ===============


                                                         U.S. dollars in millions
                           ------------------------------------------------------------------------------------
                                              Financial                        Inter-segment
                            Automotive        Services          All Other       Elimination      Consolidated
                           ---------------  ---------------   --------------  ---------------   ---------------
Net revenues
 Sales to external
   customers               $      107,675   $        7,016    $       3,011   $           --    $      117,702

 Inter-segment sales
   and transfers                       86              107            2,805           (2,998)               --
                           ---------------  ---------------   --------------  ---------------   ---------------
     Total                        107,761            7,123            5,816           (2,998)          117,702
 Operating expenses               103,263            6,087            5,702           (2,970)          112,082
                           ---------------  ---------------   --------------  ---------------   ---------------
 Operating income          $        4,498   $        1,036    $         114   $          (28)   $        5,620
                           ===============  ===============   ==============  ===============   ===============

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

        Geographic Information -
        For the second quarter ended September 30, 2008:

                                                                 Yen in millions
                  -----------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                       Japan       North America       Europe           Asia           Other        Elimination      Consolidated
                  ---------------  --------------  --------------  --------------  --------------  --------------  ----------------
Net revenues
 Sales to external
   customers       (Y)  2,084,354  (Y)  1,827,273  (Y)    831,846  (Y)    734,638  (Y)    497,164  (Y)       --    (Y) 5,975,275
 Inter-segment
    sales and
    transfers           1,462,166          34,586          35,894          93,040          95,539      (1,721,225)            --
                   --------------  --------------  --------------  --------------  --------------  --------------  -------------
     Total              3,546,520       1,861,859         867,740         827,678         592,703      (1,721,225)     5,975,275
 Operating expenses     3,441,909       1,896,768         879,290         759,792         558,097      (1,730,058)     5,805,798
                   --------------  --------------  --------------  --------------  --------------  --------------  -------------
 Operating income
    (loss)         (Y)    104,611  (Y)    (34,909) (Y)    (11,550) (Y)     67,886  (Y)     34,606  (Y)      8,833  (Y)   169,477
                   ==============  ==============  ==============  ==============  ==============  ==============  =============


                                                                 U.S. dollars in millions
                  -----------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                       Japan       North America       Europe           Asia            Other       Elimination      Consolidated
                  ---------------  --------------  --------------  --------------  --------------  --------------  ----------------
Net revenues
 Sales to external
   customers       $      20,125   $      17,643   $       8,032   $       7,093   $       4,800   $          --   $     57,693
 Inter-segment
  sales and
  transfers               14,118             334             347             898             922         (16,619)            --
                   --------------  --------------  --------------  --------------  --------------  --------------  -------------
     Total                34,243          17,977           8,379           7,991           5,722         (16,619)        57,693
 Operating expenses       33,233          18,314           8,490           7,336           5,388         (16,704)        56,057
                   --------------  --------------  --------------  --------------  --------------  --------------  -------------
 Operating income
    (loss)         $       1,010   $        (337)  $        (111)  $         655   $         334   $          85   $      1,636
                   ==============  ==============  ==============  ==============  ==============  ==============  =============

"Other" consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


        For the first half ended September 30, 2008:

                                                                 Yen in millions
                  -----------------------------------------------------------------------------------------------------------------
                                                                                                    Inter-segment
                       Japan        North America      Europe           Asia            Other        Elimination     Consolidated
                  ---------------  --------------  --------------  --------------  --------------  --------------  ----------------
Net revenues
 Sales to
   external
   customers       (Y) 4,114,297   (Y) 3,875,542   (Y) 1,703,704   (Y) 1,453,771   (Y) 1,043,091   (Y)        --   (Y)  12,190,405
 Inter-segment
   sales and
   transfers           3,093,075          77,456          80,199         172,255         178,256      (3,601,241)               --
                   --------------  --------------  --------------  --------------  --------------  --------------  ----------------
     Total             7,207,372       3,952,998       1,783,903       1,626,026       1,221,347      (3,601,241)       12,190,405
 Operating expenses    6,885,599       3,918,733       1,775,165       1,488,770       1,142,289      (3,602,219)       11,608,337
                   --------------  --------------  --------------  --------------  --------------  --------------  ----------------
 Operating income  (Y)   321,773   (Y)    34,265   (Y)     8,738   (Y)   137,256   (Y)    79,058   (Y)       978   (Y)     582,068
                   ==============  ==============  ==============  ==============  ==============  ==============  ================


                                                                 U.S. dollars in millions
                  -----------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                       Japan       North America       Europe           Asia            Other       Elimination      Consolidated
                  ---------------  --------------  --------------  --------------  --------------  --------------  ----------------
Net revenues
 Sales to
   external
   customers        $     39,724   $      37,420   $      16,450   $      14,037   $      10,071   $          --   $       117,702
 Inter-segment
   sales and
   transfers              29,865             748             774           1,663           1,721         (34,771)               --
                  ---------------  --------------  --------------  --------------  --------------  --------------  ----------------
     Total                69,589          38,168          17,224          15,700          11,792         (34,771)          117,702

 Operating expenses       66,482          37,837          17,140          14,375          11,029         (34,781)          112,082
                  ---------------  --------------  --------------  --------------  --------------  --------------  ----------------
 Operating income   $      3,107   $         331   $          84   $       1,325   $         763   $          10   $         5,620
                  ===============  ==============  ==============  ==============  ==============  ==============  ================

     "Other" consists of Central and South America, Oceania and Africa.

     Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

     Transfers between industries or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenue less operating expenses.

     Overseas Revenues by destination -
     The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information ("FAS 131"), Toyota discloses this information in order to provide financial statement users with valuable information.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

        For the second quarter ended September 30, 2008:



                                                          U.S. dollars
                                  Yen in millions         in millions
                               ---------------------- ----------------------
                                  For the second         For the second
                                   quarter ended          quarter ended
                                September 30, 2008     September 30, 2008
                               ---------------------- ----------------------

North America                    (Y)      1,901,164      $          18,356
Europe                                      737,868                  7,124
Asia                                        772,226                  7,456
Other                                     1,009,725                  9,749



 For the first half ended September 30, 2008:

                                                          U.S. dollars
                                  Yen in millions         in millions
                               ---------------------- ----------------------
                                   For the first         For the first
                                    half ended             half ended
                                September 30, 2008     September 30, 2008
                               ---------------------- ----------------------

North America                    (Y)      4,016,524      $          38,781
Europe                                    1,602,528                 15,473
Asia                                      1,536,733                 14,838
Other                                     2,006,396                 19,372

"Other" consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


7.   Per share amounts:

     Reconciliations of the differences between basic and diluted net income per share for the first half and the second quarter ended September 30, 2008 are as follows:



                                                  Yen in           Thousands                             U.S.
                                                 millions          of shares            Yen            dollars
                                               --------------    --------------    --------------   ------------
                                                                   Weighted-            Net             Net
                                                  Net               average           income          income
                                                 income             shares           per share       per share
                                               --------------    --------------    --------------   ------------
For the first half ended
  September 30, 2008
Basic net income
   per common share                            (Y)   493,469         3,144,638     (Y)    156.92          $1.52
Effect of diluted securities
  Assumed exercise of
     dilutive stock options                               (0)              382
                                               --------------    --------------    --------------   ------------
Diluted net income
   per common share                            (Y)   493,469         3,145,020     (Y)    156.90          $1.51
                                               ==============    ==============    ==============   ============

For the second quarter ended
  September 30, 2008
Basic net income
   per common share                            (Y)   139,810         3,139,988     (Y)     44.53          $0.43
Effect of diluted securities
  Assumed exercise of
     dilutive stock options                                                293
                                               --------------    --------------    --------------   ------------
Diluted net income
  per common share                             (Y)   139,810         3,140,281     (Y)     44.52          $0.43
                                               ==============    ==============    ==============   ============


     Certain stock options were not included in the computation of diluted net income per share for the first half and the second quarter ended September 30, 2008 because the options' exercise prices were greater than the average market price per common share during the period.

     In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses the information below in order to provide financial statement users with valuable information.

     The following table shows Toyota's net assets per share as of September 30, 2008 and March 31, 2008. Net assets per share amounts are calculated by dividing net assets' amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


                                        Yen in           Thousands
                                       millions          of shares             Yen             U.S. dollars
                                    ---------------   ----------------   ----------------    ------------------
                                                       Shares issued
                                                            and
                                                        outstanding
                                                       at the end of
                                                         the period
                                                         (excluding
                                                          treasury          Net assets          Net assets
                                       Net assets          stock)            per share           per share
                                    ---------------   ----------------   ----------------    ------------------
As of September 30, 2008            (Y) 11,926,992        3,135,316      (Y)    3,804.08         $   36.73
As of March 31, 2008                (Y) 11,869,527        3,149,279      (Y)    3,768.97
                                    ===============   ================   ================    ==================




     On June 24, 2008, at the Ordinary General Shareholders' Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of (Y)236,196 million ($2,281 million), (Y)75 ($0.72) per share, effective on June 25, 2008. On November 6, 2008, the Board of Directors of the parent company resolved to distribute interim cash dividends of
     (Y)203,796 million ($1,968 million), (Y)65 ($0.63) per share, which would be effective on November 26, 2008.